____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-15102

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Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BACKLOG & DELIVERIES 3Q26

EMBJ
LISTED
NYSE
EMBJ
B3 LISTED NM

Embraer's backlog reached US$35.7 billion in 3Q26 – setting a new all-time high once again

35.7 bn

The company wide backlog reached US$35.7 billion in 3Q26, up 3% from the previous all-time high registered in the prior quarter, and up 14% year-over-year (yoy).

15.8 bn

Commercial Aviation printed a US$15.8 billion backlog, up 4% yoy, supported by firm orders from Abra Group, Binter, Luxair and ANA Holdings.

8.2 bn

Executive Aviation reported a record-high US$8.2 billion backlog, up 12% yoy, and the new Phenom 300EV obtained triple certification from ANAC, FAA and EASA.

56%

Defense & Security posted a US$6.1 billion backlog, up 56% yoy, supported by a new firm order for 2 KC-390 Millennium aircraft from the Colombia Air Force.

5.6 bn

Services & Support printed a record-high US$5.6 billion backlog, up 14% yoy, supported by new long-term service agreements across all three segments.

EMBRAER
3

São Paulo (SP), Brazil, October 23, 2026

Embraer (NYSE: EMBJ / B3: EMBJ3) registered a backlog of US$35.7 billion in 3Q26, up 3% quarter-over-quarter (qoq) from the previous all-time high recorded, and up 14% yoy.

Backlog by Segment - US$ bn

Business Unit	3Q26	2Q26	qoq	3Q25	yoy
Commercial Aviation	15.8	15.1	5%	15.2	4%
Executive Aviation	8.2	7.8	5%	7.3	12%
Defense & Security	6.1	6.1	-	3.9	56%
Services & Support	5.6	5.5	2%	4.9	14%
Total	**35.7**	**34.5**	**3%**	**31.3**	**14%**

Embraer delivered 66 aircraft in 3Q26 across its business units. The result represents a 2% increase compared to the 65 deliveries in 2Q26, and a 6% increase versus the 62 aircraft delivered in 3Q25. Year-to-date (9M26), deliveries have totaled 175 aircraft, 14% higher than the 153 jets registered in the same period of 2025 (9M25).

Deliveries in 9M26 represented approximately 67% of the midpoint (248 aircraft) of the company's full-year delivery guidance (between 240 and 255 aircraft in 2026) for the combined Executive and Commercial Aviation business units, 8 percentage points ahead of the 59% five-year historical average for the period, reflecting the continued progress in the company's production leveling initiatives.

Deliveries by Segment

Business Unit	3Q26	2Q26	3Q25	9M26	9M25	2026 Guidance
Executive Aviation	***41***	**45**	**41**	**115**	**102**	**160-170**
Phenom 100	*2*	4	3	7	9	
Phenom 300	*20*	20	20	55	49	
Small Jets	*22*	24	23	62	58	
Praetor 500	*9*	9	11	27	22	
Praetor 600	*10*	12	7	26	22	
Medium Jets	*19*	21	18	53	44	
Commercial Aviation	***22***	**20**	**20**	**52**	**46**	**80-85**
E175	*11*	10	7	27	20	
E190-E2	*4*	4	2	9	3	
E195-E2	*7*	6	11	16	23	
Total Executive Av. & Commercial Av.	***63***	**65**	**61**	**167**	**148**	**240-255***
Defense & Security	***3***	**—**	**1**	**8**	**5**	
KC-390 Millennium	*1*	—	1	2	1	
A-29 Super Tucano	*2*	—	—	6	4	
Total Executive, Commercial & Defense	***66***	**65**	**62**	**175**	**153**	

**Excludes KC-390 Millennium and A-29 Super Tucano deliveries.*

EMBRAER
4

Commercial Aviation
Highlights

Commercial Aviation reported a US$15.8 billion backlog in 3Q26, up 5% qoq and up 4% yoy. The third quarter was a period of strong commercial activity as Embraer received 36 firm orders and 30 purchase rights or options for its E2-family.

Commercial Aviation deliveries
2026
5Y average
12%
11%
24%
25%
27%
22%
42%
Q1
Q2
Q3
Q4

During the period, Abra Group placed a firm order for 20 E195-E2 aircraft, and additional 10 purchase options and 15 purchase rights, bringing the total potential order up to 45 aircraft. Binter ordered 5 additional E195-E2 aircraft and secured 4 additional purchase rights. Luxair converted 3 existing purchase rights for E190-E2 into firm orders and secured 1 additional purchase right, bringing its total order book to 9 aircraft. ANA Holdings ordered 8 additional E190-E2 aircraft, expanding the agreement announced in 2025 and increasing its total firm orders to 23 aircraft as part of its regional fleet renewal and growth strategy.

In 9M26, Embraer has received 72 firm orders for its E2-family jets.

The business unit delivered 22 aircraft in 3Q26, 2 more than in the same period last year. Deliveries in the quarter represented approximately 27% of the midpoint (83 aircraft) of the company's full-year delivery guidance for the division, and 5 percentage points above the 22% Q3 historical average over the past 5 years.

Consequently, Commercial Aviation has already delivered 52 aircraft in 9M26, 6 more than in 9M25, circa 63% of the midpoint of the company's full year delivery guidance for the division, and 5 percentage points above the 58% 9M historical average over the past 5 years.

This result reflects the continued progress of the company's production leveling program during the last two years, which has gradually reduced the concentration of deliveries in fourth quarters.

Commercial Aviation finished the quarter with a 1.2x book-to-bill ratio over the past 12 months.

The models delivered during the period included **11 E175** to American Airlines (6), SkyWest (4) and Horizon Air/Alaska Airlines (1); **4 E190-E2** for Mexicana (3) and Virgin Australia (1); and **7 E195-E2** for Azorra (3), AerCap (2) and Porter Airlines (2).

E2
PROFIT HUNTER
E190-E2

EMBRAER 5

3Q26 Backlog - Commercial Aviation				
Aircraft Type	**Firm Orders**	**Deliveries**	**Firm Order Backlog**	**Options and Purchase Rights**
E195-E2	464	182	282	260
E190-E2	76	42	34	57
E175	1,003	840	163	109
Total	**1,543**	**1,064**	**479**	**426**

Commercial Aviation
Backlog per aircraft model

Customer (Country)	Firm Orders	Deliveries	Firm Order Backlog
Embraer 195-E2	**464**	**182**	***282***
Avelo (USA)	50	–	*50*
SAS (Sweden)	45	–	*45*
Azul (Brazil)	25	–	*25*
LATAM (Chile)	24	–	*24*
TrueNoord (The Netherlands)	20	–	*20*
Abra (UK)	20	–	*20*
Porter (Canada)	75	56	*19*
Azorra (USA)	38	20	*18*
Finnair (Finland)	18	–	*18*
Air Peace (Nigeria)	16	5	*11*
Aircastle (USA)	25	18	*7*
Salam Air (Oman)	6	–	*6*
Binter Canarias (Spain)	21	16	*5*
Mexicana (Mexico)	10	5	*5*
Helvetic (Switzerland)	7	4	*3*
Undisclosed	3	–	*3*
Luxair (Luxembourg)	6	4	*2*
AerCap (Ireland)	43	42	*1*
ICBC (China)	10	10	–
Royal Jordanian (Jordan)	2	2	–

Customer (Country)	Firm Orders	Deliveries	Firm Order Backlog
Embraer 190-E2	**76**	**42**	***34***
ANA (Japan)	23	–	*23*
Mexicana (Mexico)	10	5	*5*
Virgin Australia (Australia)	4	1	*3*
Luxair (Luxembourg)	3	–	*3*
AerCap (Ireland)	5	5	–
Air Kiribati (Kiribati)	2	2	–
Azorra (USA)	16	16	–
Helvetic (Switzerland)	8	8	–
Placar Linhas Aéreas (Brazil)	1	1	–
Undisclosed	1	1	–
Wideroe (Norway)	3	3	–

Customer (Country)	Firm Orders	Deliveries	Firm Order Backlog
Embraer 175	**1,003**	**840**	***163***
American Airlines (USA)	204	138	*66*
SkyWest (USA)	288	225	*63*
Republic Airlines (USA)	187	161	*26*
Air Côte d'Ivoire (Ivory Coast)	4	–	*4*
Fuji Dream (Japan)	15	13	*2*
Air Peace (Nigeria)	2	1	*1*
Overland Airways (Nigeria)	3	2	*1*
Air Canada (Canada)	15	15	–
Air Lease (USA)	8	8	–
Alitalia (Italy)	2	2	–
Belavia (Belarus)	1	1	–
CIT (USA)	4	4	–
ECC Leasing (Ireland)*	1	1	–
Flybe (UK)	11	11	–
GECAS (USA)	5	5	–
Horizon Air / Alaska (USA)	50	50	–
KLM (The Netherlands)	17	17	–
LOT Polish (Poland)	12	12	–
Mauritania Airlines (Mauritania)	2	2	–
Mesa (USA)	7	7	–
NAC / Aldus (Ireland)	2	2	–
NAC / Jetscape (USA)	4	4	–
Northwest (USA)	36	36	–
Oman Air (Oman)	5	5	–
Royal Jordanian (Jordan)	2	2	–
TRIP (Brazil)	5	5	–
Undisclosed	1	1	–
United Airlines (USA)	110	110	–

** Aircraft delivered by ECC Leasing: Air Caraibes (1).*

6

Executive Aviation
Highlights

Executive Aviation posted a record-high US$8.2 billion backlog in 3Q26, up 5% qoq and up 12% yoy.

The business unit delivered 41 aircraft in 3Q26, flat compared to the same period last year. A breakdown of deliveries by segment points towards 22 aircraft in the small category and 19 in the medium one.

Executive Aviation deliveries
2026
5Y average
18%
12%
27%
23%
25%
26%
39%
Q1
Q2
Q3
Q4

During the quarter, Embraer launched the Phenom 300EV, the latest evolution of the world's most delivered light jet for 14 consecutive years. The Phenom 300EV incorporates new technologies designed to enhance operational safety, including Garmin Emergency Autoland, which enables automated landings in emergency situations. Additionally, the aircraft received triple certification from ANAC, the FAA, and EASA, becoming the first light jet certified with this technology and reinforcing Embraer's ability to develop innovative solutions for key global markets.

Phenom 300EV

EMBRAER
7

Embraer also delivered the first Praetor 600E to Flexjet, making the company the fleet launch customer for Embraer's next-generation super-midsize jet. The new aircraft model, alongside the Praetor 500E in the midsize segment, has also received triple certification, paving the way for its entry into service with a key Embraer partner.

Deliveries in the quarter represented approximately 25% of the midpoint (165 aircraft) of the company's full-year delivery guidance for the division, and basically in-line with the 26% Q3 historical average over the previous 5 years.

Consequently, Executive Aviation has already delivered 115 aircraft in 9M26, 13 more than in 9M25, circa 70% of the midpoint of the company's full year delivery guidance for the division, and 10 percentage points above the 60% 9M historical average over the past 5 years.

This result reflects the continued progress of the company's production leveling program during the last two years, which has gradually reduced the concentration of deliveries in fourth quarters.

Executive Aviation ended the quarter with a book-to-bill ratio of 1.4x over the past 12 months.

3Q26 Backlog - Executive Aviation		
US$ bn	**Firm Orders**	**Options***
Total	8.2	5.2

**Values calculated based on aircraft list price.*

Praetor 600E

EMBRAER 8

Defense & Security
Highlights

In Defense & Security, the backlog reached US$6.1 billion in 3Q26, marginally up qoq and up 56% yoy.

The main highlight of the period was the signing of a contract for the acquisition of 2 KC-390 Millennium aircraft by the Fuerza Aeroespacial Colombiana (FAC). The order expands the KC-390 Millennium's footprint in Latin America and reinforces the aircraft's growing international presence.

During the quarter, the business unit delivered the first C-390 Millennium aircraft to the Czech Republic, expanding the aircraft's operator base in Europe, and 2 A-29 Super Tucano aircraft to the Paraguayan Air Force.

Defense & Security finished the period with a 2.9x book-to-bill ratio over the past 12 months.

Embraer currently has 43 firm orders for KC-390 Millennium military transport, and 25 for A-29 Super Tucano light attack aircraft. The KC-390 selection by Slovakia (3) and Lithuania (3) are not included in the backlog since these contracts are not effective yet.

3Q26 Backlog - Defense & Security

Aircraft Type	Firm Orders	Deliveries	Firm Order Backlog	Options
KC-390 Millennium	58	15	43	29
A-29 Super Tucano*	39	14	25	–

**Includes only A-29 Super Tucano ordered since 2024. A total of 264 aircraft has been delivered through 2023.*

A-29 Super Tucano

EMBRAER
9

Defense & Security
Backlog per aircraft model

Customer (Country)	Firm Orders	Deliveries	Firm Order Backlog
KC-390 Millennium	**58**	**15**	**43**
Brazilian Air Force (Brazil)	18	8	*10*
United Arab Emirates Air Force (UAE)	10	–	*10*
Netherlands Air Force (The Netherlands)	5	–	*5*
Austrian Air Force (Austria)	4	–	*4*
Sweden Air Force (Sweden)	4	–	*4*
Republic of Korea Air Force (South Korea)	3	–	*3*
Colombia Air Force (Colombia)	2	–	*2*
Portuguese Air Force (Portugal)	6	4	*2*
Uzbekistan Air Force (Uzbekistan)	2	–	*2*
Czech Air Force (Czech Republic)	2	1	*1*
Hungarian Air Force (Hungary)	2	2	–

Customer (Country)	Firm Orders	Deliveries	Firm Order Backlog
A-29 Super Tucano*	**39**	**14**	***25***
Portuguese Air Force (Portugal)	12	5	*7*
Philippines Air Force (Philippines)	6	–	*6*
Panama Air Force (Panama)	4	–	*4*
Uruguayan Air Force (Uruguay)	6	2	*4*
Undisclosed (Africa)	4	1	*3*
Sierra Nevada Corporation (USA)	1	–	*1*
Paraguayan Air Force (Paraguay)	6	6	–

**Includes only A-29 Super Tucano ordered since 2024. A total of 264 aircraft has been delivered through 2023.*

KC-390
MILLENNIUM
KC-390

KC-390 Millennium

EMBRAER 10

Services & Support
Highlights

Services & Support reported a record-high US$5.6 billion backlog in 3Q26, up 2% qoq and 14% yoy, driven by new long-term service agreements that reinforced customer relationships across fleet support and digital solutions.

During the quarter, in Commercial Aviation, the business unit announced new long-term service agreements, including pool contracts for Portugália's fleet of 19 E190 aircraft and Alliance Airlines' fleet of 40 E190 aircraft. The company also extended the term of the pool agreement covering Western Air's fleet of 9 ERJ 145 aircraft.

In Executive Aviation, the division signed 69 Executive Care contracts during the quarter, totaling approximately US$53 million.

In Defense & Security, the business unit signed a new logistics support and services agreement for the Fuerza Aeroespacial Colombiana's (FAC) KC-390 Millennium fleet, renewed the Integrated Logistics Support (ILS) agreement for the Fuerza Aérea de Chile's (FACH) A-29 Super Tucano fleet, and expanded the scope of the Training Means agreement for Sweden.

By the end of the quarter, the business unit maintained its strategy of expanding its services and support offerings, strengthening recurring revenues and increasing its presence among operators of Embraer platforms across different markets.

Services & Support ended the quarter with a 1.3x book-to-bill ratio over the past 12 months.

Services & Support

ri.embraer.com.br/en

CONTACT
investor.relations@embraer.com.br

GUI PAIVA
EAH CFO; EMBJ Head of IR, M&A, CVC
gpaiva@embraer.com

PATRICIA MC KNIGHT
IR Manager
patricia.mcknight@embraer.com.br

ALESSANDRA RANGEL
IR Specialist
alessandra.vianna@embraer.com.br

RODRIGO DINIZ
IR Analyst
rodrigo.dmendes@embraer.com.br

ANA LUIZA MUNIZ
IR Analyst
ana.muniz@embraer.com.br

EMBRAER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations